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06050811

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 01 2006
SEC PROCESSING SECTION WASH. D.C. 209

SEC FILE NUMBER
8- 46840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCI LIMITED PARTNERSHIP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 MERMAID'S BIGHT
(No. and Street)

NAPLES (City) FL (State) 34103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN J. KIELY (312) 786-5961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN R. STEGER, CPA
(Name – *if individual, state last, first, middle name*)

401 S. LASALLE ST., SUITE 606 (Address) CHICAGO (City) IL (State) 60605 (Zip Code)

PROCESSED
SEP 21 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/2

OATH OR AFFIRMATION

I, FRED RICE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCI Limited Partnership, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER
Title

"OFFICIAL SEAL"
VALDA M. VITTON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/30/2008

Valda M. Vitton
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RCI LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Due from clearing organization		$6,323,951
Interest receivable		32,520
Marketable securities, at market value		8,643,981
Membership - Chicago Board Options Exchange, at cost		427,000
Limited partnership interest		10,000
Office equipment, net of depreciation ($2,748)		1,739
Investment in Limited Partnership		87,553
Due from partner		150,000
	Total assets	$ 15,676,744

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Securities sold, not yet purchased, at market value		$ 11,004,900
Accrued expenses		15,488
	Total liabilities	11,020,388
Partners' Capital		4,656,356
	Total liabilities and partners' capital	$ 15,676,744

See Notes to Financial Statements